EXHIBIT 12

3M COMPANY AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	Year	Year	Year	Year	Year	Year
	2009	2008	2007	2006	2005	2004
EARNINGS

Income before income taxes*	$4,632	$5,108	$6,115	$5,625	$4,817	$4,291

Add:

Interest expense (including amortization of capitalized interest	236	231	229	139	112	100

Interest component of the ESOP benefit expense	1	3	5	8	10	12

Portion of rent under operating leases representative of the interest component	76	77	70	70	64	60

Less:
Equity in undistributed income of 20-50% owned companies	4	6	5	6	4	6

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$4,941	$5,413	$6,414	$5,836	$4,999	$4,457

FIXED CHARGES

Interest on debt (including capitalized interest)	246	243	235	138	105	90

Interest component of the ESOP benefit expense	1	3	5	8	10	12

Portion of rent under operating leases representative of the interest component	76	77	70	70	64	60

TOTAL FIXED CHARGES	$323	$323	$310	$216	$179	$162

RATIO OF EARNINGS TO FIXED CHARGES	15.3	16.8	20.7	27.0	27.9	27.5

*                 2009 results included net pre-tax charges of $194 million related to restructuring actions partially offset by a gain on sale of real estate. 2008 results included net pre-tax charges of $269 million, with charges related to restructuring actions, exit activities and a loss on sale of businesses partially offset by a gain on sale of real estate. 2007 results included pre-tax gains of $681 million, with net benefits from gains related to the sale of businesses and a gain on sale of real estate, which were partially offset by increases in environmental liabilities, restructuring actions, and exit activities. 2006 results included pre-tax gains of $523 million, with net benefits from gains related to the sale of certain portions of 3M’s branded pharmaceuticals business partially offset by restructuring actions, acquired in-process research and development expenses, settlement costs of a previously disclosed antitrust class action, and environmental obligations related to the pharmaceuticals business.